SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo) AMBV4 – Preferred AMBV3 – Common NYSE (New York) ABV – Preferred ABVc – Common

AMBEV ANNOUNCES A PROPOSED DISTRIBUTION OF DIVIDENDS AND
INTEREST ON CAPITAL AND A PROPOSED STOCK BONUS

São Paulo, December 6, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc; and BOVESPA: AMBV4, AMBV3] today announced the payment of dividends and interest on its capital in the aggregate amount of R$900,000,000.00, based on profits generated in the current fiscal year. The payment will be made on February 15, 2005 to shareholders of record as of January 14, 2005 for the São Paulo Stock Exchange and January 19, 2005 for the New York Stock Exchange. The ex-dividend date would be January 17, 2005 for both stock exchanges. Based on the schedule for the mandatory tender offer (MTO) for AmBev common shares that InBev will be conducting in accordance with Brazilian law, the record dates for the payment of dividends and interest will occur before the date on which AmBev common shareholders who want to participate in the MTO would have to tender their shares.

The net distribution per each common and preferred share is intended to maximize the payment of interest on AmBev’s capital.

AmBev today also announced that it has asked its board of directors to approve the payment of a stock bonus to AmBev shareholders of one common share for every five outstanding preferred or common shares. The stock bonus would result in the capitalization of existing capital reserves as of September 30, 2004. The stock bonus is intended to maintain the liquidity of AmBev’s common shares following the completion of the MTO, regardless of how many shares are actually tendered in the MTO. Any fractional shares would be treated in accordance with article 169 of the Brazilian Law number 6,404/76.

Once approved by AmBev’s board of directors, the stock bonus will be paid following the completion of the MTO. The announcement of the distribution of dividends and interest and the stock bonus is being made to provide shareholders with relevant information in line with AmBev’s disclosure policy.

With respect to the buyback program announced on September 14, 2004, AmBev also reported that it has repurchased an aggregate amount of 565,931,465 preferred shares for an aggregate consideration of R$374,593,102.56, corresponding to approximately 1.0% of the company’s total shares. Pursuant to article 16 of CVM (the Brazilian securities commission) Instruction number 10, shares in treasury as of the record dates for both the distribution of dividends and interest as well as the stock bonus will not be counted for purposes of either the distribution of dividends and interest or the stock bonus.

The distribution of dividends and interest on capital, the share buy-back program and the stock bonus reflect AmBev’s commitment to enhancing shareholder value through active management of the capital structure, focusing on the right balance of debt and equity.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.